Exhibit (A34)

Teachers Insurance and Annuity Association of America

730 Third Avenue, New York, N.Y. 10017-3206

Telephone: [800-842-2733]

Multiple Employer Plan Retirement Choice Plus Annuity Certificate

This certificate is issued to you, the employee, by us, Teachers Insurance and Annuity Association of America (TIAA), in connection with amounts recorded in your name under a Multiple Employer Plan ("MEP") funded by a TIAA MEP Retirement Choice Plus Annuity Contract. The contract shall govern the payment of all benefits by TIAA and the rights and obligations of TIAA, the contractholder and you. This certificate refers briefly to some of the contract's features.

The contractholder remits all premiums under the contract. Premiums are allocated between the Traditional Annuity and the Investment Accounts. Each premium allocated to the Traditional Annuity under the contract buys a guaranteed minimum amount of benefit payments, based on the rate schedule in effect at the time the premium is credited. Traditional Annuity accumulations will be credited with a guaranteed interest rate, and may also be credited with additional amounts declared by TIAA. Each premium allocated to any of the Investment Accounts under the contract buys a number of accumulation units. Accumulations in the

Investment Accounts are not guaranteed, and may increase or decrease depending on investment results. TIAA reserves the right to stop accepting or to limit premiums under the contract at any time.

TIAA will pay to the contractholder all benefits set forth, with respect to you, under the terms of the contract and in accordance with the MEP of the contractholder as from time to time amended, or any successor plan. Your rights under the contract are those in accordance with the terms of the MEP and as delegated to you by the contractholder.

President and
SMD, Corporate Secretary	Chief Executive Officer

Group Flexible Premium Fixed and Variable Deferred Annuity Certificate

Nonparticipating

IGRSP-MEP-CERT1	Page 1

Your TIAA Multiple Employer Plan Retirement Choice Plus Annuity Certificate

Your Rights

The contractholder owns the contract. The contractholder may, to the extent permitted by law, exercise every right that is granted to the contractholder under the contract without the consent of any other person unless the right has been given to such other person under the contract and authorized by the contractholder.

Your right (or that of your beneficiaries, after your death) to make choices and elections available under the contract, with respect to amounts recorded in your name under the contract, is subject to the authorization of the contractholder. Such rights include but are not limited to the right to allocate premiums, name a second annuitant, designate beneficiaries and payees, elect lump-sum benefits, make transfers, and choose forms of benefit payment. The contractholder may revoke or modify any such authorization. Notwithstanding the authorization of the contractholder, such rights are subject to the vesting provisions of the MEP.

Employee Maturity Date

Your maturity date is the date as of which all of your accumulation has been distributed or applied to provide benefit payments under the terms of the contract. As of such date, TIAA will have no further obligations under the contract to you, beyond those associated with any ongoing payout annuity benefits being paid to you. TIAA is not obliged to accept new premiums on your behalf.

Allocation Options

Premiums are allocated between the Traditional Annuity and the Investment Accounts. Each premium allocated to the Traditional Annuity under the contract buys a guaranteed minimum amount of benefit payments, based on the rate schedule in effect at the time the premium is credited. Traditional Annuity accumulations will be credited with a guaranteed interest rate, and may also be credited with additional amounts declared by TIAA. TIAA does not guarantee that there will be additional amounts. Each premium allocated to any of the Investment Accounts under the contract buys a number of accumulation units. Accumulations in the Investment Accounts are not guaranteed, and may increase or decrease depending on investment results.

Accumulations

A record of your accumulation is maintained for the sole purpose of providing a record of amounts held under the contract on your behalf. Your accumulation consists of the portion of the Traditional Annuity accumulation and Investment Account accumulations held on your behalf under the contract. Your rights under the contract are those in accordance with the terms of the MEP and as delegated to you by the contractholder.

Benefit Guarantees

[Under the contract's current rate schedule, the minimum effective annual interest rate to be credited will be [x.xx%]. The minimum interest rate will be credited on amounts applied to the Traditional Annuity accumulation from the end of the day on which such amount is credited to the date such amount is deducted from the Traditional Annuity accumulation or applied to an annuity form of benefit in accordance with the contract. Such annuity benefits will be based on interest at the effective annual rate of 2% and the mortality table provided for in the contract.]

OR

[Under the contract's current rate schedule, the minimum effective annual interest rate to be credited will be reset each [March 1]. The rate will be set equal to the CMT less [0.0125], rounded to the nearest [0.0005], provided however that the minimum rate will not be less than [1%] nor greater than [3%]. The CMT is the average five-year Constant Maturity Treasury Rate reported by the Federal Reserve for the calendar month of [[January]][ 12] month period from [February] through the [January]] preceding the reset date.

The minimum interest rate so determined will be credited on amounts applied to the Traditional Annuity accumulation from the end of the day on which such amount is credited to the date such amount is deducted

IGRSP-MEP-CERT1	Page 2

Your TIAA Multiple Employer Plan Retirement Choice Plus Annuity Certificate

from the Traditional Annuity accumulation or applied to an annuity form of benefit in accordance with the contract. Such annuity benefits will be based on interest at the effective annual rate of 2% and the mortality table provided for in the contract.

We may make future changes to the reset date and/or to the choice of calendar month for which the average five-year Constant Maturity Treasury Rate will be used to set the CMT. Any such change will be effected only after obtaining any regulatory approvals.]

These guarantees cease to apply to amounts that leave the Traditional Annuity.

Subject to applicable insurance law, the contract's rate schedule may be changed. Such a change will not affect any benefits purchased prior to the change. A change in the rate schedule will be made only after we have given the contractholder three months' written notice of the change.

Additional Amounts

Additional amounts may be credited to accumulations in the Traditional Annuity under the contract. TIAA does not guarantee that there will be additional amounts. TIAA will determine at least annually if additional amounts will be credited.

Lump-sum Benefits

Under the terms of the contract, the contractholder may permit you to withdraw your Traditional Annuity accumulation or any of your Investment Account accumulations as a lump-sum benefit. Such withdrawal must be for all of an accumulation or any part of any accumulation not less than [$1,000]

Lump-sum benefits paid from the Traditional Annuity accumulation will be reduced by any surrender charge in accordance with the applicable rate schedule or schedules. Under the contract's current rate schedule the surrender charge is [0%].

TIAA reserves the right to limit lump-sum benefits from your Traditional Annuity accumulation and each of your Investment Account accumulations to not more than one in a calendar quarter.

Transfers

Under the terms of the contract, the contractholder may permit you to transfer between your Traditional Annuity accumulation and your Investment Account accumulations. In addition, the contractholder may permit you to transfer all or part of your Traditional Annuity accumulation or Investment Account accumulations to the companion CREF contract, if any, or from your accumulation in any such companion CREF contract to the TIAA contract. The contractholder may also permit you to transfer among your Investment Account accumulations. Such transfers may be for all of your Traditional Annuity accumulation or all of any of your Investment Account accumulations, or any part of any of these accumulations not less than [$1,000]. Transfers from the Traditional Annuity accumulation will be reduced by any surrender charge in accordance with the applicable rate schedule or schedules. Under the contract's current rate schedule the surrender charge is [0%].

TIAA reserves the right to limit internal transfers from your Traditional Annuity accumulation and each of your Investment Account accumulations to not more than one in a calendar quarter. TIAA reserves the right to stop accepting or to limit internal transfers to the Traditional Annuity and/or internal transfers to any or all Investment Accounts at any time.

To the extent permitted by applicable law, we may reject, limit, defer or impose other conditions on transfers into or out of an Investment Account in order to curb frequent transfer activity to the extent that comparable limitations are imposed on the purchase, redemption or exchange of shares of any of the funds held by an

IGRSP-MEP-CERT1	Page 3

Your TIAA Multiple Employer Plan Retirement Choice Plus Annuity Certificate

Investment Account. In accordance with applicable law, we may terminate the transfer feature of the contract at any time.

A fund in which an Investment Account invests may impose a redemption charge on its assets that are redeemed out of the fund in connection with a transfer. The fund determines the amount of the redemption charge and the charge is retained by or paid to the fund and not by or to TIAA. The redemption charge may affect the number and value of accumulation units transferred out of the Investment Account that invests in that fund and, therefore, may affect the Investment Account accumulation.

Additional Restrictions on Transfers into the Real Estate Account

An internal funding vehicle transfer is the movement of accumulations among or between any of the following:

i.your Traditional Annuity accumulation

ii.your Real Estate Account accumulation

iii.your other Investment Account accumulation

iv.your companion CREF certificate

v.any other funding vehicle accumulation you may have which is administered by TIAA or CREF on the same record-keeping system as this certificate.

However, an internal funding vehicle transfer does not include any of the following:

•Systematic withdrawals and transfers (SWATs)

•Automatic rebalances

•Any transaction arising from a TIAA sponsored advice product or service

•Transfer Payout Annuity (TPA) payments directed to the Real Estate Account.

You may not apply internal funding vehicle transfers to your Real Estate Account accumulation if the total value of your Real Estate Account accumulation under this certificate and any other TIAA annuity contract or certificate issued to you already exceeds a threshold amount of [$150,000], or if after giving effect to such transfer, such threshold would be exceeded. Any internal funding vehicle transfer which cannot be applied pursuant to this rule will be rejected in its entirety and we will communicate such rejection to you.

The Real Estate Account accumulation unit values used in applying this provision will be those calculated as of the valuation day preceding the day on which the proposed transfer is to be effective. For the purpose of this provision, the total value of your Real Estate Account accumulation will include the value of any pending internal funding vehicle transfers into your Real Estate Account accumulation under any TIAA annuity contracts or certificates issued to you.

TIAA reserves the right in the future to increase or decrease the threshold dollar amount associated with this provision. However, the threshold amount will never be less than [$100,000]. If, as of the effective date of such a change in the threshold amount, the total value of your Real Estate Account accumulation under this certificate and any other TIAA annuity contract or certificate issued to you already exceeds the new threshold amount, you will not be required to reduce such accumulation to a level at or below the new threshold. TIAA also reserves the right in the future to include among the restricted transactions any of the categories currently excluded above or to include any categories of transactions associated with services that may be introduced in the future. Any such future changes will only affect transactions with effective dates on or after the effective date of such change. You will be given at least two months advance written notice of any such change.

Nothing in this provision shall be construed to limit TIAA's right to stop accepting or to limit premiums and/or internal transfers to the Real Estate Account at any time.

IGRSP-MEP-CERT1	Page 4

Your TIAA Multiple Employer Plan Retirement Choice Plus Annuity Certificate

Equity Wash Restrictions

If an internal transfer from your Traditional Annuity accumulation or a lump-sum benefit from your Traditional Annuity accumulation is to be applied, whether directly or indirectly, to an internal funding vehicle which has been designated as a competing fund under the terms of the contract, the amount of the transfer must first be applied to an internal funding vehicle which is a non-competing fund and remain in a non-competing fund for a period of at least 90 days from the effective date of the transfer. For the purposes of this restriction a funding vehicle will be referred to as an internal funding vehicle if it is being administered under the same recordkeeping system as that which is maintaining the individual employee records for the contract, whether or not TIAA is providing those recordkeeping services. At the end of such 90-day period, the amount available to be subsequently applied to a competing fund, would be the amount originally transferred net of any increase or decrease in value resulting from the participation in the non-competing fund(s) during the 90-day period, determined in accordance with the applicable terms of those funds. This 90-day restriction (commonly known as an "equity wash") will be administered in a manner such that when such an amount is removed from your Traditional Annuity accumulation and applied to a non-competing fund, the full 90-day period must elapse before any transfer or withdrawal made from non-competing funds and applied to competing funds will be allowed to reduce the total non-competing fund balance below the amount of the transaction that triggered the 90-day period. These "equity wash" restrictions will not apply to transactions made in connection with automated periodic or pre-scheduled purchase, redemption, exchange or transfer arrangements, including, but not limited to, salary reduction agreements, MEP benefit payments, "dollar cost averaging" programs, asset allocation programs, or periodic "account rebalancing" programs.

[Irrespective of the provisions above, a transfer from your accumulation may not be applied to a TIAA or CREF Supplemental Retirement Annuity (SRA), a TIAA or CREF Group Supplemental Retirement Annuity (GSRA), or any other TIAA contract providing for liquidity provisions similar to the aforementioned contracts.]

Generally, a competing fund, for the purpose of this provision, includes money market funds, short-term bond funds, the TIAA Real Estate Account, the TIAA Traditional Annuity, the TIAA Stable Value Separate Account- 1 (SVSA-1), certain guaranteed annuity contracts and other funds with either similar duration characteristics or performance patterns generally consistent with stability as determined by TIAA, and self-directed brokerage accounts.

The designation of funds as competing funds may be modified by TIAA.

Coordinated Transactions

Coordinated transactions will be deemed to be occurring if TIAA becomes aware that, within 12 months prior to TIAA's receipt of the contractholder's request to begin contractholder payments (as described below under the heading Contractholder Rights) from the Traditional Annuity accumulation or at any time after TIAA's receipt of such request, the contractholder, MEP Sponsor, participating employer, or any other party has engaged in an effort to coach or encourage groups of employees to request internal transfers, retirement plan loans, or lump- sum benefits from their Traditional Annuity accumulations. Under the contract's current rate schedule, the surrender charge applicable to transfers and lump-sum benefits from your Traditional Annuity accumulation, where such transaction is effected during a period of time in which TIAA has determined that coordinated transactions are occurring is [1.5%].

Disruptive Transactions

TIAA reserves the right to reject any internal transfer into or out of the Traditional Annuity provided TIAA reasonably determines that such transaction would be disruptive to the efficient management of the MEP Retirement Choice Plus Traditional Annuity. TIAA may also suspend your ability to transact by telephone, fax or over the internet in order to prevent market timing. Your purchase or exchange request could be rejected or electronic trading privileges could be suspended because of the timing or amount of the transfers or because of a history of excessive trading.

IGRSP-MEP-CERT1	Page 5

Your TIAA Multiple Employer Plan Retirement Choice Plus Annuity Certificate

Death Benefits

If you die, your accumulation will provide a death benefit for your beneficiary. The death benefit is the current value of your accumulation under the contract. It will be payable to the contractholder on behalf of your beneficiary, in accordance with the MEP of the contractholder.

Retirement Plan Loan

A retirement plan loan is a disbursement of some or all of your accumulation to provide loans. If the MEP so provides and in accordance with section 72(p) of the IRC, as amended, and ERISA, to the extent applicable, you may request a retirement plan loan from your accumulations, at any time prior to your maturity date. The loan will be issued in accordance with the terms of a loan agreement. The loan agreement will describe the terms, conditions and any fees or charges for the loan.

Benefits Based on Incorrect Data

If the amount of benefits is determined by data as to a person's age or sex that is incorrect, the benefits payable will be such as the premium paid would have purchased based on the correct data. Any amounts underpaid by TIAA on the basis of the incorrect data will be paid at the time the correction is made. Any amounts overpaid by TIAA on the basis of the incorrect data will be charged against the payments due after the correction is made. Any amounts so paid or charged will include compound interest at the effective annual rate of 6% per year.

MEP Fee Withdrawals

The contractholder may, in accordance with the MEP, and in accordance with TIAA's procedures, instruct TIAA to withdraw amounts from the contract's accumulation, to pay fees associated with the administration of the MEP.

Contractholder Rights

The contractholder owns the contract. The contractholder may, to the extent permitted by law, exercise every right that is granted to the contractholder under the contract without the consent of any other person unless the right has been given to such other person under the contract and authorized by the contractholder.

The contractholder has the right to withdraw the Traditional Annuity accumulation and/or the accumulation in an Investment Account. Contractholder payments from the Traditional Annuity accumulation will be made only as a series of payments of the Traditional Annuity accumulation. A contractholder payment from an Investment Account accumulation will be a lump-sum payment of that Account's accumulation under the contract. Under the contract's current rate schedule, any amounts that the contractholder withdraws from the Traditional Annuity are subject to a [0.0%] surrender charge. TIAA and the contractholder may agree to alternative contractholder payment arrangements with alternative associated charges. Any such surrender charges may be deducted from employees' accumulations. The contractholder does not require the consent of any employee to elect contractholder payments.

The contract does not require the contractholder to elect any withdrawals that would be subject to the surrender charge.

Group Flexible Premium Fixed and Variable Deferred Annuity Certificate

Nonparticipating

IGRSP-MEP-CERT1	Page 6